FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO MARKET

Companhia Brasileira de Distribuição (“Company”) hereby announces that, on the current date, Mr. Christophe Hidalgo was elected by the Company’s Board of Directors for the post of Chief Financial Officer (“CFO”).

Until Mr. Christophe Hidalgo effectively takes his new seat to which he has been appointed, Mr. Vitor Fagá de Almeida will remain on an interim basis as CFO, cumulating with his role as Investor Relations Officer (“IRO”). After the transition, Mr. Vitor Fagá will remain as IRO, reporting to the Company’s Chief Executive Officer.

Mr. Christophe Hidalgo is currently the CFO of Grupo Exito, Casino's publicly traded subsidiary and market leader in Colombia. Mr. Christophe Hidalgo held several positions in financing and controlling at the Casino Group since 2000. Mr. Christophe Hidalgo is French and holds a Bachelor degree in Law and a Masters in Finance and Accounting. Prior to joining Casino, he has previously worked in Brazil from 1996 to 2000 as Castorama's CFO.

São Paulo, July 23, 2012

Vítor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 23, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.